

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE

November 3, 2006

Mail Stop 7010

*By U.S. Mail and facsimile to (215) 574-8176*

Crit DeMent
Chairman and Chief Executive Officer
LEAF Asset Management, LLC
1818 Market Street, 9<sup>th</sup> Floor
Philadelphia, PA 19103

> **Re:**   **LEAF Equipment Leasing Income Fund III, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 10, 2006**
> **File No. 333-137734**

Dear Mr. DeMent:

        We have reviewed your filings and have the following comments.  We have confined the scope of our review to the items commented upon below.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your disclosure in Appendix B to provide the disclosure required by Table V of Industry Guide 5.

Use of Proceeds, page 20

2. We note your disclosure in note 2 of the estimated total funds available for investment, after fees and expenses, for the minimum and maximum subscription proceeds. Please revise your disclosure to clarify whether or not the amounts disclosed include the funds you intend to raise through debt financing. In addition, please revise your disclosure to more clearly explain how the acquisition fees reflected in the tables were calculated.

Management Compensation, page 22

3. Please revise your discussion of the acquisition fee to disclose the nature of the respective relationships between your general partner, LEAF Asset Management, LLC, and Chadwick Securities and LEAF Funding.

Federal Income Tax Consequences, page 53
Sale or Other Disposition of Unites, page 62

4. We note the cross-reference to your risk factors disclosure at the conclusion of this subsection. Please revise your disclosure to restate your applicable risk factors disclosure immediately following the heading. Refer to Part 12.H of Industry Guide 5.

Part II
Undertakings, page II-2

5. Please revise to delete undertakings that are inapplicable to your offering. For example, the undertaking contained in paragraph (a)(4) to Item 512 of Regulation S-K is applicable only to foreign private issuers, the undertaking contained in paragraph (b) is applicable only to filings incorporating subsequent Exchange Act documents by reference, paragraph (c) is applicable to warrants and rights offerings, paragraph (d) is applicable to securities offered using competitive bidding, paragraph (e) is applicable to registration statements specifically incorporating annual and quarterly reports by reference, and paragraph (g) is applicable to registration statements filed on Form S-4 or Form F-4.

6. Please modify the fourth undertaking appearing on page II-6 to represent that each sticker supplement will disclose all compensation and fees received by the General Partner and its affiliates. Refer to Part 20.D of Industry Guide 5. In addition, please revise this section to include the undertaking stipulated in clause (c) of Part 20.A of Industry Guide 5.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,


Pamela A. Long
Assistant Director

cc:    Gerald A. Bollinger (*via facsimile* 405/942-3527)
       Kunzman & Bollinger, Inc.
       5100 N. Brookline, Suite 600
       Oklahoma City, Oklahoma 73112